

August 2, 2010

Mark H. Duesenberg, Esq.
Vice President, General Counsel and Secretary
Ferro Corporation
1000 Lakeside Avenue
Cleveland, OH 44114

> **Re:** **Ferro Corporation**
> **Schedule TO-I**
> **Filed July 27, 2010**
> **File No. 5-07952**

Dear Mr. Duesenberg:

We have limited our review of the filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

Item 10. Financial Statements

1. You incorporate your financial statements by reference, but you do not include in the offering document the summarized financial information specified in Item 1010(c) of Regulation M-A, as required by Instruction 6 to Item 10 of Schedule TO. Refer also to Question 7 in Section H. of the Third Supplement of the Manual of Publicly Available Telephone Interpretations (July 2001). Please revise your offering document to include the summarized financial information.

Offer to Purchase

2. We note that the offer is subject to the Financing Condition and the Credit Facility Condition.   Generally, when an offer is not financed, or when an Offeror's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(d)(2), an Offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the Offeror will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

3. We note the Offeror's right to waive conditions. If the Offeror decides to waive any material conditions, please note that the Offeror must expressly announce its decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the Financing Condition or Credit Facility Condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please supplementally confirm your understanding.

Forward-Looking Statements, page v

4. Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

Source and Amount of Funds, page 6

5. You state that borrowing under the New Credit Facility will be used to fund the offer. Please revise to include all of the information required by Item 1007(d) of Regulation M-A and file the loan agreement as an exhibit to the Schedule, as required by Item 1016(b) of Regulation M-A.

6. On page 11 you indicate that the offer is conditioned on either entering into a New Credit Facility or amending the Existing Credit Facility. Please revise to clarify whether the Existing Credit Facility is a source of funds or an alternative financing source for the offer. Refer to Item 1007(a), (b) and (d) of Regulation M-A.

Acceptance for Purchase and Payment, page 7

7. In the first full paragraph on page 8, we note that you reserve the right to transfer or assign the right to purchase the Convertible Notes in this offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as an offeror in this offer. Adding additional offerors may require you to disseminate additional offer materials and to extend the term of the offer.

Procedures for Tendering Convertible Notes, page 8

8. Explain to us the purpose of the language that your interpretation of the conditions of the offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Conditions of the Tender Offer, page 11

9. You state that any condition may be waived "in whole or in part at any time and from time to time." All conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the offer, must be satisfied or waived on or before the expiration of the offer. Please revise this language to clarify.

10. Please refer to the language relating to your failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

Letter of Transmittal

11. We note that you require holders to represent and warrant that they have "read" the Offer Documents. Please revise this language since it implies that security holders may waive their rights under the federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions